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                                          June 21, 2005

VIA EDGAR & HAND DELIVERY


Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549


                Re: FOX STRATEGIC HOUSING INCOME PARTNERS AND CENTURY PROPERTIES FUND XV
                         AMENDED SCHEDULE TO-T/13E-3S
                         FILED JUNE 7, 2005 BY AIMCO PROPERTIES LP, ET AL.


Dear Ms. Adams:

         On behalf of AIMCO Properties, L.P. ("AIMCO OP"), we are responding to the Staff's comment letter, dated June 16, 2005, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO referred to above. AIMCO OP is in the process of gathering the additional information requested by the Staff. However, in the interest of accelerating your review process and disseminating revised disclosures promptly, we have filed an amendment to the Schedule TO for each of Century Properties Fund XV and Fox Strategic Housing Income Partners, which reflects the revised disclosure in response to comment number 7 of the Staff's letter, dated June 16, 2005. AIMCO OP intends to respond to the Staff's remaining comments in a subsequent letter and to file amendments to the Schedule TO for each of Century Properties Fund XIX, Davidson Income Real Estate, L.P. and National Property Investors III as soon as practicable. We have set forth below the Staff's comment referenced above and AIMCO OP's response to such comment.

Fox Strategic Housing Income Partners
Century Properties Fund XV

     7. We note the information added in this amendment regarding prior purchases by Mr. Ira Gaines. Tell us whether these purchases were through a tender offer. If so, it appears that you should revise the table on page 14 to reflect this tender offer.

         RESPONSE: AIMCO OP supplementally advises the Staff that these purchases were effected through tender offers. We have revised the disclosure in response to this comment.



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Securities and Exchange Commission
June 21, 2005
Page 2


         We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5527 or Jonathan Friedman at
(213) 687-5396 if you have any questions or comments regarding this letter.


                                             Very truly yours,

                                             /s/ JONATHAN KO

                                             Jonathan Ko


cc: Daniel L. Jablonsky, Esq. - Securities and Exchange Commission, Division of Enforcement
         Martha Long - Apartment Investment and Management Company
         Miles Cortez, Esq. - Apartment Investment and Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP